# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CDT Equity Inc., CIK 0001896212
CUSIP: 20678X403
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Date of event which requires filing of this statement: 02/19/2026
Filed by CIK 0002119432
Persons authorized to receive notices and communications: Mark Taylor, 418 Speargrass Flat Road, Queenstown, New Zealand (Q2), 9371, 64-21-68 1231

## Reporting persons
- Taylor Mark Andrew (CIK 0002119432): type of reporting person: investment company (IV); citizenship or place of organization: New Zealand (Q2); source of funds: other (OO); sole voting power 0; shared voting power 51,700,014; sole dispositive power 0; shared dispositive power 51,700,014; aggregate amount beneficially owned 51,700,014 (43.79% of the class)
  Comment: The percentage ownership of shares of common stock, par value $0.0001 per share (the "Common Stock"), of CDT Equity Inc., a Delaware corporation (the "Issuer"), set forth in this Schedule 13D (the "Schedule 13D") is based upon 118,061,466 shares of Common Stock outstanding as of March 19, 2026, as independently confirmed by the Issuer.
- Prospect Capital Securities Ltd (CIK 0002120744): type of reporting person: other (OO); citizenship or place of organization: New Zealand (Q2); source of funds: other (OO); sole voting power 0; shared voting power 36,742,777; sole dispositive power 0; shared dispositive power 36,742,777; aggregate amount beneficially owned 36,742,777 (31.12% of the class)
  Comment: The percentage ownership of shares of Common Stock set forth in this Schedule 13D is based upon 118,061,466 shares of Common Stock outstanding as of March 19, 2026, as independently confirmed by the Issuer.
- Prospect Finance Ltd (CIK 0002120961): type of reporting person: other (OO); citizenship or place of organization: New Zealand (Q2); source of funds: other (OO); sole voting power 0; shared voting power 14,957,237; sole dispositive power 0; shared dispositive power 14,957,237; aggregate amount beneficially owned 14,957,237 (12.67% of the class)
  Comment: The percentage ownership of shares of Common Stock set forth in this Schedule 13D is based upon 118,061,466 shares of Common Stock outstanding as of March 19, 2026, as independently confirmed by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CDT Equity Inc.
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Comment: This Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of CDT Equity Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 4851 Tamiami Trail North, Suite 200, Naples, Florida 34103

## Item 2. Identity and Background
Name of person filing:
(i) Mark Taylor ("Mr. Taylor"), a New Zealand citizen;

(ii) Prospect Capital Securities Limited, a New Zealand Company ("Prospect Capital"); and

(iii) Prospect Finance Limited, a New Zealand Company ("Prospect Finance").
Residence or business address:
The principal business office address of Mr. Taylor is 418 Speargrass Flat Rd, Queenstown, New Zealand 9371.

The principal business office address of each of Prospect Capital and Prospect Finance is Mr. Taylor is Level 4, 16 Viaduct Harbour Ave, Auckland, New Zealand 1010.
Present principal occupation or employment:
The following individuals are officers or directors of both Prospect Capital and Prospect Finance:

Mark Taylor, sole Director and sole shareholder. Mr. Taylor is the sole director and sole shareholder of each of Prospect Capital and Prospect Finance, each an investment vehicle. Mr. Taylor's principal occupation is acting as a private investor and company director.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons nor any officer or director of Prospect Capital or Prospect Finance has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons nor any officer or director of Prospect Capital or Prospect Finance has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Taylor is a citizen of New Zealand. Prospect Capital and Prospect Finance are each a New Zealand Company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
All of the shares of Common Stock to which this Schedule 13D relates were acquired by Prospect Capital and Prospect Finance as consideration pursuant to the terms of that certain Securities Purchase Agreement, dated February 19, 2026 (the "Purchase Agreement"), by and among the Issuer and all of the stockholders of Sarborg Limited, a Cayman Islands Company ("Sarborg"), including Prospect Capital and Prospect Finance (collectively, the "Investors"). Pursuant to the Purchase Agreement, the Investors agreed to sell to the Issuer, and the Issuer agreed to acquire from the Investors, an aggregate of 1,020 shares of Sarborg (the "Sarborg Shares"), representing approximately 20% of the outstanding common stock of Sarborg.

As consideration for the Sarborg Shares, the Issuer agreed to issue to the Investors, in the aggregate: (i) 598,006 shares (the "Shares") of Common Stock and (ii) pre-funded warrants (the "Pre-Funded Warrants") to purchase up to 109,978,918 shares of Common Stock. In addition, the Issuer agreed to pay Sarborg cash consideration of $8 million, which cash payment shall be deferred until such time as the Issuer raises no less than $20 million through the use of an at-the-market facility program. The Pre-Funded Warrants include a Blocker (defined below) as well as a "cashless" exercise provision, wherein the holder of the Pre-Funded Warrant is entitled to receive a number of shares of Common Stock generally equal to the quotient obtained by dividing the market price minus the exercise price divided by the market price (as further described in the Pre-Funded Warrant).
Pursuant to the Purchase Agreement, on February 19, 2026, (i) Prospect Capital received 198,749 shares of Common Stock and Pre-Funded Warrants to purchase up to 36,551,817 shares of Common Stock in exchange for 339 Sarborg Shares and (ii) Prospect Finance received 127,209 shares of Common Stock, 46,902 of which were immediately transferred to a third party, and Pre-Funded Warrants to purchase up to 24,578,432 shares of Common Stock, 9,968,931 of which were immediately transferred to a third party, in exchange for 218 Sarborg Shares. The exercisability of the Pre-Funded Warrants is subject to shareholder approval and a 49.99% beneficial ownership limitation provision (the "Blocker"), which Blocker provides that each Reporting Person is prohibited from exercising such Pre-Funded Warrants if, as a result of such exercise, such Reporting Person, together with its affiliates and any persons acting as a group together with such Reporting Person or any of such affiliates, would beneficially own more than 49.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such exercise.

On March 17, 2026, at the Issuer's special meeting of stockholders, the stockholders approved the issuance of Common Stock upon the exercise of the Pre-Funded Warrants in an amount equal to or greater than 20% of the number of shares of Common Stock outstanding prior to such issuance, regardless of whether such shares are issued to one person or group or are more widely distributed. On March 17, 2026, following the certification of the results of the Issuer's special meeting of stockholders, Prospect Capital and Prospect Finance each exercised all of their Pre-Funded Warrants pursuant to the "cashless" exercise provision thereof and received 36,544,028 and 14,876,330 shares of Common Stock, respectively.

## Item 4. Purpose of Transaction
Purpose of transaction: Prospect Capital and Prospect Finance acquired the shares of Common Stock and Pre-Funded Warrants reported herein in connection with the Purchase Agreement for investment purposes. The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentage ownership of shares of Common Stock set forth in this Schedule 13D is based upon 118,061,466 shares of Common Stock outstanding as of March 19, 2026, as verified with the Issuer.

Prospect Capital owns directly 36,742,777 shares of Common Stock, which represented approximately 31.12% of the issued and outstanding shares of Common Stock as of March 19, 2026.

Prospect Finance owns directly 14,957,237 shares of Common Stock, which represented approximately 12.67% of the issued and outstanding shares of Common Stock as of March 19, 2026.

Mr. Taylor does not directly own any shares of Common Stock. Mr. Taylor is the sole director and sole shareholder of each of Prospect Capital and Prospect Finance, and as such has shared voting and dispositive power over the shares of Common Stock held by them. By virtue of these relationships, Mr. Taylor may be deemed to beneficially own the shares of Common Stock held of record by each of Prospect Capital and Prospect Finance, which represented approximately 43.79% of the issued and outstanding shares of Common Stock as of March 19, 2026. Mr. Taylor disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Prospect Capital: Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 36,742,777
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 36,742,777

Prospect Finance:
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 14,957,237
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 14,957,237

Mr. Taylor:
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 51,700,014
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 51,700,014
Transactions in the class effected during the past sixty days: Except as set forth in Schedule I of this Schedule 13D, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3 and 4 with respect to the Purchase Agreement and the Pre-Funded Warrants is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, by and among Prospect Capital Securities Limited, Prospect Finance Limited, and Mark Taylor, dated as of March 30, 2026.

99.2 Form of Pre-Funded Warrant, dated February 19, 2026 (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K filed with the SEC on February 24, 2026).
(https://www.sec.gov/Archives/edgar/data/1896212/000149315226007906/ex4-1.htm)

99.3 Form of Securities Purchase Agreement, dated February 19, 2026, by and between CDT Equity Inc. and the investors, including, among others, Prospect Capital Securities Limited and Prospect Finance Limited (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on February 24, 2026).
(https://www.sec.gov/Archives/edgar/data/1896212/000149315226007906/ex10-1.htm)

## Signatures
- Taylor Mark Andrew: /s/ Mark Taylor, Mark Taylor (03/30/2026)
- Prospect Capital Securities Ltd: /s/ Mark Taylor, Mark Taylor, Director (03/30/2026)
- Prospect Finance Ltd: /s/ Mark Taylor, Mark Taylor, Director (03/30/2026)